

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2022

Henry Albrecht
Chief Executive Officer
Limeade, Inc.
10885 NE 4th Street, Suite #400
Bellevue, WA 98004

      Re: Limeade, Inc.
          Amendment No. 1 to
          Registration Statement on Form 10-12G
          Filed September 15, 2022
          File No. 000-56464

Dear Mr. Albrecht:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Technology